UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 9, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F:☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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FIBRIA CELULOSE S.A.

Public-held Company

CNPJ No. 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code NO. 12793

CALL NOTICE

EXTRAORDINARY GENERAL MEETING TO BE HELD ON SEPTEMBER 13, 2018

FIBRIA CELULOSE S.A., a Corporation with its head offices in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, nº 302, 3rd and 4th (part) floors, Tower B, Vila Olímpia Corporate Building, Vila Olímpia, ZIP Code 04551-010, with its Articles of incorporation filed at the Commercial Registry of the State of São Paulo under NIRE 35.300.022.807, registered at Corporate Taxpayrs’ Registry (CNPJ/MF) under No. 60.643.228/0001-21, filed with the Securities and Exchange Commission (“CVM”) as a publicly-held company category “A”, under code No. 12793 (“Fibria” or “Company”), hereby, pursuant to Article 124 of Law 6,404, dated December 15, 1976, as amended (“Corporate Law”) and Articles 3 and 5 of CVM Rule 481 of December 17, 2009, as amended (“ICVM 481/09”), to call the shareholders to the Extraordinary General Meeting (“General Meeting”) to be held at 9:30 am on September 13, 2018, at the headquarters of the Company, to examine, discuss and vote on the following agenda:

(i)                          Approve the waiver of the tender offer for the acquisition of shares issued by the Company provided for in Article 33 of the Company’s Bylaws, with the quorum to open the meeting set forth in Article 135 of Law No. 6,404/1976 (“Brazilian Corporation Law”), in the context of the proposed corporate reorganization provided for in the “Protocol and Justification of Merger of Shares Issued by Fibria into Eucalipto Holding S.A., followed by Merger of Eucalipto Holding S.A. into Suzano Papel e Celuose” (“Protocol and Justification”), entered into on July 26, 2018 by and between the officers of Fibria, of Eucalipto Holding S.A., a closely-held corporation, enrolled with CNPJ/MF under No. 29.339.648/0001-79, with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, sala 2, Bairro Pinheiros, CEP 01452-919 (“Holding”), and of Suzano Papel e Celulose S.A., a publicly-held company, registered with CNPJ/MF under No. 16.404.287/0001-55, with headquarters in the City of Salvador, State of Bahia, at Avenida Magalhães Neto, nº 1752, 10º andar, salas 1010 e 1011, Bairro Pituba, CEP 41810-012 (“Suzano”) (“Transaction”);

(ii)                      Approve the terms and conditions of the Protocol and Justification;

(iii)                  Approve the Transaction, pursuant to the terms and conditions of the Protocol and Justification;

(iv)                   Authorize the Company’s officers to (i) subscribe, on behalf of Fibria’s shareholders, the new ordinary shares and new preferred shares to be issued by Holding, as a result of the merger of shares of Fibria, and (ii) to practice any and all such additional acts as may be necessary for the implementation and formalization of the Protocol and Justification and of the Transaction;

(v)                       Approve the proposal of a new global amount of compensation of the managers to the fiscal year of 2018, considering the possibility that the Transaction causes the early maturity of the variable consideration plans in force in the Company and the implementation of a retention plan for the officers, as per authorized in the Protocol and Justification;

(vi)                   Approve the appointment of Mrs. Vera Lucia de Almeida Pereira Elias and of Mr. Sergio Citeroni as alternate members of the Board of Directors of the Company, in view of the resignation presented by two (2) alternate members effective as of May 1, 2018.

GENERAL INFORMATION:

To participate in the General Meeting, shareholders must, pursuant to Article 126 of the Brazilian Corporations Law, present documents proving their identity and powers, as applicable, in addition to a document issued by the bookkeeping agent of the Company’s shares dated after September 10, 2018 and, with respect to the shareholders participating in the fungible custody of nominative shares, the statement containing the respective equity interest, issued by the competent body, dated after September 10, 2018.

With regard to investment funds, the quotaholder’s representation in the General Meeting shall be made by the fund’s managing institution, observing the provisions of the fund’s regulations regarding who is entitled to exercise the voting rights of the shares and assets in the fund’s portfolio. In this case, the representative of the fund manager or administrator, in addition to the aforementioned corporate documents related to the manager or the administrator, shall submit a simple copy of the updated and restated regulation of the fund, duly registered with the competent body.

With regard to participation by proxy, the validity of granted powers of representation for participation in the General Meeting must be less than one (1) year, pursuant to Article 126, paragraph 1 of the Brazilian Corporations Law. Additionally, in compliance with the provisions of Article 654, paragraph 1 and 2 of the Lau No. 10,406/2002 (“Brazilian Civil Code”), the power of attorney shall contain the indication of the place where it was granted, the complete qualification of the grantor and the grantee, the date and purpose of the grant with the designation and extension of the granted powers, containing the acknowledgment of the grantor’s signature by a notary.

It is worth mentioning that (1) the individual shareholders of the Company may only be represented at the General Meeting by a proxy that is a shareholder, a director or officer of the Company, a lawyer or a financial institution, as provided for in Article 126, Paragraph 1 of the Brazilian Corporations Law and (2) the Company’s corporate shareholders may be represented by a proxy established in accordance with its Articles of association or by-laws and in accordance with the provisions of the Brazilian Civil Code, without the need for such person to be a director or officer of the Company, a shareholder or a lawyer (as per Proceeding CVM RJ 2014 / 3578, decided on 04.11.2014).

As a document of identity, the Company will accept the original document of the General Registration Identity Card (RG or RNE), as well as the National Driver’s License (CNH), passport, identity cards issued by the professional councils and functional identities issued by the Public Administration, provided they contain a picture of its holder.

The corporate shareholder’s representative must present a certified copy of the following documents, duly registered with the competent body (Civil Registry of Corporate Entities or Board of Trade, as the case may be): (1) updated and restated Articles of association or by-laws; and (2) corporate document of election of the director or officer who (a) attends to the General Meeting as representative of the corporate entity, or (b) grant a proxy to which a third party represents the corporate shareholder.

The documents of the shareholders issued abroad must be notarized, apostilled or, if the country of issue of the document is not a signatory to the Hague Convention (Apostille Convention), must be authenticated in a Brazilian Consulate, and, in both cases, said documents must be translated by a sworn translator registered with the Board of Trade and registered in the Registry of Deeds and Documents, in accordance with the legislation in force.

In order to better organize the General Meeting, the Company, in accordance with paragraph 4 of Article 28 of its By-laws, recommends the filing of the abovementioned documents at the Company’s headquarters, three (3) business days prior to the date of the General Meeting. It should be noted that shareholders may attend to the General Meeting even though they do not the relevant the documents as mentioned above, being allowed to simply present such documents at the opening of the General Meeting, in accordance with the provisions of paragraph 2 of Article 5 of the CVM Rule 481/09.

The documents related to the matters to be discussed at the General Meeting are available to the shareholders for consultation at the Company’s headquarters and at the Company’s web pages (http://ri.fibria.com.br), B3 SA - Brazil, (http://www.b3.com.br) and the CVM (http://www.cvm.gov.br) on the worldwide computer network, in accordance with the provisions of the Brazilian Corporations Law and the applicable regulations.

São Paulo, August 9, 2018.

José Luciano Duarte Penido

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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